Filed Pursuant to Rule 424(b)(3)

Registration No. 333-252212

ARES REAL ESTATE INCOME TRUST INC.

SUPPLEMENT NO. 7 DATED SEPTEMBER 15, 2023

TO THE PROSPECTUS DATED APRIL 17, 2023

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Ares Real Estate Income Trust Inc. dated April 17, 2023, as supplemented by Supplement No. 1 dated April 17, 2023, Supplement No. 2 dated May 3, 2023, Supplement No. 3 dated May 15, 2023, Supplement No. 4 dated June 15, 2023, Supplement No. 5 dated July 17, 2023 and Supplement No. 6 dated August 15, 2023 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price for each class of our common stock as of October 1, 2023;
●	the calculation of our August 31, 2023 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	the status of this offering;
●	an update on our assets and performance; and
●	updated experts information.

●             OCTOBER 1, 2023 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of October 1, 2023 (and redemptions as of September 30, 2023) is as follows:

Share Class	Transaction Price (per share)
Class T	$8.2539
Class S	8.2539
Class D	8.2539
Class I	8.2539
Class E	8.2539

The transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2023. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●             AUGUST 31, 2023 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at areswmsresources.com/investment-solutions/AREIT and is also available on our toll-free, automated telephone line at (888) 310-9352. With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S. Inc., a third-party valuation firm, to serve as our independent valuation advisor (“Altus Group” or the “Independent Valuation Advisor”) with respect to helping us administer the valuation and review process for the real properties in our portfolio, providing monthly real property appraisals, reviewing annual third-party real property appraisals, providing monthly valuations of our debt-related assets (excluding DST Program Loans), reviewing the internal valuations of DST Program Loans and debt-related liabilities performed by Ares Commercial Real Estate Management LLC (our “Advisor”), providing quarterly valuations of our properties subject to master lease obligations associated with the DST Program, and assisting in the development and review of our valuation procedures.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”), which may be or were held directly or indirectly by the Advisor, our former sponsor Black Creek Diversified Property Advisors Group LLC, members or affiliates of the former sponsor, and third parties, and “Aggregate Fund NAV” means the NAV of all the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of August 31, 2023 and July 31, 2023:

	As of
(in thousands)	August 31, 2023	July 31, 2023
Investments in office properties	$560,050	$571,550
Investments in retail properties	691,950	691,650
Investments in residential properties	1,738,450	1,662,400
Investments in industrial properties	1,611,850	1,619,550
Total investment in real estate properties	4,602,300	4,545,150
Investments in unconsolidated joint venture partnerships	149,064	149,512
Investments in real estate debt and securities	320,773	307,361
DST Program Loans	109,675	100,149
Total investments	5,181,812	5,102,172
Cash and cash equivalents	32,306	14,680
Restricted cash	5,435	3,907
Other assets	60,170	54,233
Line of credit, term loans and mortgage notes	(1,698,428)	(1,640,197)
Financing obligations associated with our DST Program	(1,289,530)	(1,225,432)
Other liabilities	(83,696)	(72,803)
Accrued performance participation allocation	—	—
Accrued advisory fees	(3,222)	(3,183)
Noncontrolling interests in consolidated joint venture partnerships	(1,657)	(1,678)
Aggregate Fund NAV	$2,203,190	$2,231,699
Total Fund Interests outstanding	266,926	267,674

The following table sets forth the NAV per Fund Interest as of August 31, 2023 and July 31, 2023:

		Class T	Class S	Class D	Class I	Class E
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	Shares	Shares	OP Units
As of August 31, 2023
Monthly NAV	$2,203,190	$238,131	$405,895	$58,320	$554,036	$411,959	$534,849
Fund Interests outstanding	266,926	28,851	49,176	7,066	67,124	49,910	64,799
NAV Per Fund Interest	$8.2539	$8.2539	$8.2539	$8.2539	$8.2539	$8.2539	$8.2539
As of July 31, 2023
Monthly NAV	$2,231,699	$239,691	$411,530	$59,320	$559,425	$420,307	$541,426
Fund Interests outstanding	267,674	28,749	49,360	7,115	67,098	50,412	64,940
NAV Per Fund Interest	$8.3374	$8.3374	$8.3374	$8.3374	$8.3374	$8.3374	$8.3374

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of our dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for our Fund Interests. As of August 31, 2023, we estimated approximately $61.4 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on our stockholders’ ability to redeem shares under our share redemption program and our ability to modify or suspend our share redemption program at any time. Our NAV generally does not reflect the potential impact of exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold today. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Our NAV is not a representation, warranty or guarantee that: (i) we would fully realize our NAV upon a sale of our assets; (ii) shares of our common stock would trade at our per share NAV on a national securities exchange; and (iii) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

The valuations of our real properties as of August 31, 2023, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties, were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Residential	Industrial	Weighted-Average Basis
Exit capitalization rate	6.7%	6.4%	5.0%	5.5%	5.6%
Discount rate / internal rate of return	7.7%	7.1%	6.3%	6.6%	6.7%
Average holding period (years)	9.5	10.0	10.0	10.0	9.9

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties:

Input	Hypothetical Change	Office	Retail	Residential	Industrial	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	2.7%	2.4%	3.4%	3.3%	3.1%
	0.25% increase	(2.5)%	(2.2)%	(3.1)%	(3.0)%	(2.8)%
Discount rate (weighted-average)	0.25% decrease	2.0%	1.9%	2.0%	2.0%	2.0%
	0.25% increase	(2.0)%	(1.8)%	(1.9)%	(2.0)%	(2.0)%

From September 30, 2017 through November 30, 2019, we valued our debt-related investments and real estate-related liabilities generally in accordance with fair value standards under GAAP. Beginning with our valuation for December 31, 2019, our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein), including those subject to interest rate hedges, were valued at par (i.e. at their respective outstanding balances). In addition, because we utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge is treated as one financial instrument which is valued at par if intended to be held to maturity. This policy of valuing at par applies regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes. Notwithstanding, if we acquire an investment and assume associated in-place debt from the seller that is above or below market, then consistent with how we recognize assumed debt for GAAP purposes when acquiring an asset with pre-existing debt in place, the liabilities used in the determination of our NAV will include the market value of such debt based on market value as of the closing date. The associated premium or discount on such debt as of closing that is reflected in our liabilities will then be amortized through loan maturity. Per our valuation policy, the corresponding investment is valued on an unlevered basis for purposes of determining NAV. Accordingly, all else equal, we would not recognize an immediate gain or loss to our NAV upon acquisition of an investment whereby we assume associated pre-existing debt that is above or below market. As of August 31, 2023, we classified all of our debt as intended to be held to maturity, and our liabilities included mark-to-market adjustments for pre-existing debt that we assumed upon acquisition.

●             STATUS OF THIS OFFERING

As of September 1, 2023, we had raised gross proceeds of approximately $277.5 million from the sale of approximately 31.2 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $33.9 million. As of September 1, 2023, approximately $9.72 billion in shares remained available for sale pursuant to this offering, including approximately $1.47 billion in shares available for sale through our distribution reinvestment plan.

●             UPDATE ON OUR ASSETS AND PERFORMANCE

As of August 31, 2023, our consolidated investments include 93 real estate properties totaling approximately 18.9 million square feet located in 33 markets throughout the U.S., which were 94.6% leased.

As of August 31, 2023, our leverage ratio was 32.7% (calculated as outstanding principal balance of our borrowings less cash and cash equivalents, divided by the fair value of our real property, net investments in unconsolidated joint venture partnerships, investments in real estate-related securities and debt-related investments not associated with the DST Program, as determined in accordance with our valuation procedures).

Quarter-to-date through August 31, 2023, we raised gross proceeds of approximately $108.9 million, including proceeds from our distribution reinvestment plan and the sale of DST Interests (including $10.3 million of DST Interests financed by DST Program Loans). The aggregate dollar amount of common stock and OP Unit redemptions requested for July and August, which were redeemed in full on August 1, 2023 and September 1, 2023, respectively, was $37.2 million.

The following table sets forth the total returns for the periods ended August 31, 2023:

	Trailing One-Month (1)	Year-to-Date (1)	One-Year (Trailing 12-Months)(1)	Since NAV Inception Annualized (1)(2)
Class T Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(4.03)%	(7.43)%	(7.04)%	6.27%
Class T Share Total Return (without upfront selling commissions and dealer manager fees) (3)	(0.68)	(4.19)	(3.79)	6.39
Class S Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(4.03)	(7.43)	(7.04)	6.27
Class S Share Total Return (without upfront selling commissions and dealer manager fees) (3)	(0.68)	(4.19)	(3.79)	6.39
Class D Share Total Return (3)	(0.63)	(3.81)	(3.21)	6.65
Class I Share Total Return (3)	(0.61)	(3.65)	(2.97)	7.03
Class E Share Total Return (3)	(0.61)	(3.65)	(2.97)	7.07

(1)	Performance is measured by total return, which includes income and appreciation (i.e., distributions and changes in NAV) and is a compound rate of return that assumes reinvestment of all distributions for the respective time period, and excludes upfront selling commissions and dealer manager fees paid by investors, except for returns noted “with upfront selling commissions and dealer manager fees” (“Total Return”). Past performance is not a guarantee of future results. Current performance may be higher or lower than the performance data quoted.
(2)	NAV inception was September 30, 2012, which is when we first sold shares of our common stock after converting to an NAV-based REIT on July 12, 2012. Investors in our fixed price offerings prior to NAV inception on September 30, 2012 are likely to have a lower return.
(3)	The Total Returns presented are based on actual NAVs at which shareholders transacted, calculated pursuant to our valuation procedures. From NAV inception to November 30, 2019, these NAVs reflected mark-to-market adjustments on our borrowing-related interest rate hedge positions; and from September 1, 2017 to November 30, 2019, these NAVs also reflected mark-to-market adjustments on our borrowing-related debt instruments. Prior to September 1, 2017, our valuation policies dictated marking borrowing-related debt instruments to par except in certain circumstances; therefore, we did not formally track mark-to-market adjustments on our borrowing-related debt instruments during such time.

●             EXPERTS

The statements included in this Supplement under the section titled “August 31, 2023 NAV Per Share,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such advisor as experts in real estate valuations.